Exhibit 4.18

EMPLOYMENT AGREEMENT

This document serves as an Employment Agreement (the “Agreement”) made this First day of January 2013 between Ms. Anita Lai Lai HO (“Employee”) and the Dragon Bright Mintai Botanical Technology (Cayman) Limited. (“Employer” or the “Company”) with reference to the following facts:

RECITALS

A.
The group includes the Dragon Bright Mintai Botanical Technology (Cayman) Limited, Dragon Bright Mintai Botanical Technology Company Limited, Hong Kong Dragon Holdings Limited, Fujian Qianlon Agricultural Technology Co., Ltd. and its subsidiary and affiliated companies.

B.	Ms. HO be appointed as the Chief Executive Officer (CEO) of the group.

NOW Therefore, in consideration of the foregoing recitals and terms, conditions, and covenants contained herein, it is hereby agreed as follows:

DESCRIPTION AND SCOPE OF WORK OF CEO

1.       Assure that the organization has a long-range strategy which achieves its mission, and toward which it makes consistent and timely progress

2.       Maintain  official  records  and  documents,  and  ensure  compliance  with  federal,  state  and  local regulations.

3.      Maintain a working knowledge of significant developments and trends in the field.

4.      Publicize the activities of the organization, its programs and goals.

5.       Represent the programs and point of view of the organization to agencies, organizations, and the general public.

6.       Be responsible for the recruitment, employment, and release of all personnel, both paid staff and volunteers.

7.      Be responsible for developing and maintaining sound financial practices.

AGREEMENT

1.	Term

(a)
This Agreement shall remain in effect until December 31, 2012, commencing on the date first written above, unless sooner terminated as hereinafter provided, or unless extended by agreement of the parties. CEO shall devote her entire working time, attention, labor, skill and energies to the business of the Company, and shall not, without the consent of the Company, be actively engaged in any other business activity, whether or not such business activity is pursued for gain, profit or other pecuniary advantage. Provided this agreement terminates before its expiration, all salaries and other consideration to this agreement will be prorated to the date of termination.

(b)	This Agreement may be terminated by either party, with or without cause, upon thirty (30) days prior written notice to the other.

2.	Compensation and reimbursement

The Company hereby offer an employment as CEO to Ms. HO’s with monthly salary of the amount of HK$30,000.00. The term of this employment contract is for 12 months from January 1, 2013 to December 31, 2013. Upon the satisfactory completion of the term of the employment, Ms. HO is entitled to a bonus of the amount of HK$30,000.00 (equals to one month salary). The Company will accommodate Ms. HO’s request to arrange, at Company’s expense, for all of Ms. HO’s travel and accommodations in connection with such meetings if they occur outside the Hong Kong area.

3.	Indemnification

Notwithstanding any other term of this Agreement, the Company agrees to indemnify and hold free and harmless employee from and against all manners of claims, loss, damage and liability that may arise from or by reason of any defects of or harm caused by any services to the Company based on the Agreement.

4.	Vacation

The Employee shall be entitled to a vacation of 16 days during the period of the agreement.

5.	Contract Governed by Law

This agreement and performance hereunder and all suits and special proceedings hereunder shall be construed in accordance with the laws of Hong Kong.

6.	Binding Effect of Agreement

This agreement shall be binding on and inure to the benefit of the respective parties and their respective heirs, legal representatives, successors, and assigns.

Executed on the date first above written.

Signed by Company:	Signed by:

/s/ Mr. Jeffrey Chong Kee HUI	/s/ Ms. Anita Lai Lai Ho
Mr. Jeffrey Chong Kee HUI	Ms. Anita Lai Lai Ho